SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

     TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ) # 02.558.118/0001-65
Company Registration (NIRE) # 5330000577-0
(Publicly-held Company)

NOTICE TO SHAREHOLDERS
Share Grouping

Telemig Celular Participações S.A. (“Company”) informs its shareholders that the Extraordinary General Shareholders' Meeting of the Company, held on July 12, 2007, approved the share grouping of its share capital (“Share Grouping”), as follows:

Justification: with grounds in Article 12 of Law # 6.404/76, the Share Grouping, besides satisfying a request presented by São Paulo Stock Exchange (“Bovespa”) to all companies listed before it, aims (i) to adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in units gives greater visibility as compared with the price per lot of 1,000 (one thousand) shares; (ii) to reduce operating costs to the Company and its shareholders; and (iii) to increase the efficiency of the systems of records, reporting controls, as well as the disclosure of information to shareholders of the Company.

Ratio: the shares will be grouped from the ratio of 10,000 (ten thousand) shares per round lot to 01 (one) share of the same type.

Procedure: in view of CVM Instruction # 323/2000, the Share Grouping shall follow the procedure described below:

I. Term for Adjustment: until August 13, 2007, shareholders of the Company, at their own criterion, shall adjust their equity position, buying or selling, by type, into lots that are multiples of 10,000 (ten thousand) shares through trading on Bovespa or on over-the-counter market.

II. Unit Quotation: starting from August 14, 2007 (also), shares representing the share capital of the Company will be grouped and traded with unit quotation.

III. Sale of the Fractional Shares: after August 14, 2007, remaining fractional shares will be separated, grouped in whole numbers and sold in auction to be carried out on Bovespa, with the respective values of the sale being made available to the respective shareholder, after the final settlement of the sale, as follows: (i) the amount corresponding to the shareholders held in custody at the Companhia Brasileira de Liquidação e Custódia – CBLC shall be credited directly to the CBLC, which will be responsible for transferring it to the shareholders through the brokerage firms; (ii) other shareholders shall appear at the agency of Banco ABN AMRO Real S.A. of their preference to receive their respective amounts; and (iii) for those shareholders whose shares are blocked or whose records are not updated, the amount will be retained by the Company and made available at Banco ABN AMRO Real S.A. (Depositary Institution) to the applicable shareholder for payment upon presentation of proper documentation evidencing the unblocking of the shares or identification for the record, as the case may be.

Notice to Shareholders – Share Grouping of the Share Capital of Telemig Celular Participações S.A.

American Depositary Receipts (“ADRs”): holders of ADRs, representative of preferred shares issued by the Company, will have their securities changed from their current ratio to 02 (two) shares per ADR.

Any clarification on the Share Grouping might be obtained by the telephone number (+)5531- 9933-3535 of the Company.

Brazil, Belo Horizonte (MG), July 13, 2007.

Oscar Thompson
Investors Relations Officer

2

Notice to Shareholders – Share Grouping of the Share Capital of Telemig Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.